Ms. Amanda Ravitz
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	SurePure, Inc. Registration Statement on Form S-1 Filed February 5, 2014 File No. 333-193769

Dear Ms. Ravitz:

We are writing on behalf of our client, SurePure, Inc. (the “Company”), in response to your letter dated February 12, 2014.

The Company regrets the oversight which led to the deficiencies that were cited in the letter. To address those deficiencies, the Company has today filed Amendment No. 1 to the Registration Statement referenced above which includes the Company’s audited consolidated financial statements for the years ended December 31, 2013 and 2012 in accordance with Regulation S-X.

We look forward to receipt of any comments that the Commission may have with respect to the Registration Statement and to addressing those comments. Please feel free to contact me at (212) 885-8849 if you have any questions.

Very truly yours, /s/ William A. Newman